Exhibit 99.10

CONSENT OF EXPERT

FILED BY EDGAR

March 31, 2023

United States Securities and Exchange Commission

Re:         Entrée Resources Ltd. – Form 40-F

I refer to the scientific and technical information (the “Technical Information”) developed by Entrée Resources Ltd. (the “Company”), which I approved, or the preparation of which I supervised, in my capacity as a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, that is referenced in the Company’s Annual Report on Form 40-F dated March 31, 2023 for the year ended December 31, 2022 (the “Form 40-F”) which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

This letter is being filed as my consent to the use of my name and the Technical Information, and summaries thereof (the “Summary Material”) in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2022 and in the Company’s Annual Information Form for the year ended December 31, 2022 and any amendments thereto.

I hereby consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Technical Information and the reference to my name as set forth above in the Form 40-F.

Yours truly,

/S/Robert Cinits

Robert Cinits, P.Geo.